Exhibit 99.1
STANTEC INC.
Material Change Report
This report is filed under National Instrument 51-102.
1.	Name and Address of Company:

Stantec Inc. (“Stantec”) 10160 — 112th Street Edmonton, Alberta Canada T5K 2L6

Stantec has its principal office in Edmonton, Alberta.

2.	Date of Material Change:

August 5, 2005.

3.	News Release:

A news release was issued by Stantec on August 5, 2005 and disseminated through the facilities of a recognized newswire service.

4.	Summary of Material Change:

Stantec commenced trading on the New York Stock Exchange (the “NYSE”) on August 5, 2005.

5.	Full Description of Material Change:

The common shares of Stantec commenced trading on the NYSE on August 5, 2005. Stantec is now dually listed on the NYSE, under the stock symbol SXC, and on the Toronto Stock Exchange, under the symbol STN.

6.	Reliance on Confidentiality Provisions of National Instrument:

Not applicable.

7.	Omitted Information:

None.

8.	Executive Officer:

The following officer of the Corporation is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:

Jeffrey S. Lloyd Vice President & Secretary Stantec Inc. 10160 — 112th Street Edmonton, Alberta T5K 2L6

9.	Date of Report:

DATED at Edmonton, Alberta this 11th day of August, 2005.